Filed by MiMedx Group Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed to be filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Sanara MedTech Inc.

Commission File No.: 001-39678

Commercial Talking Points – Sanara Acquisition

●	MIMEDX recently announced an agreement to acquire Sanara MedTech. You can find more information on the deal by referencing the press release on our website: mimedx.com.

●	This is a very exciting development for the company, which brings together two highly focused organizations with a robust combination of healthcare expertise, commercial presence, and trusted products.

●	Together, MIMEDX and Sanara will provide an unmatched portfolio of regenerative products across surgical and wound care markets, within many of the same care settings we operate today.

●	Additionally, we believe the reach we will have with our combined product portfolio will be even greater as we are able to further penetrate a broader number of surgical subspecialties.

●	This announcement is just the first step in a longer process. The transaction is expected to close by the end of the year, subject to customary closing conditions. Until then, it remains business as usual, and MIMEDX and Sanara will continue to operate as separate companies.

●	The MIMEDX products, services, and team you count on today will be available with no interruption. We remain fully committed to supporting you and your patients and there are no changes to how we work with you, and your day-to-day contacts at MIMEDX will remain the same.

●	I will continue to keep you informed as I have updates to share to best ensure continuity at your account.

●	I look forward to sharing the details of our enhanced suite of products in the near future.

●	Thank you for your continued support. Please let me know if you have any questions.

Important Additional Information

In connection with the proposed transaction, MiMedx intends to file with the SEC a registration statement on Form S-4 that will include a proxy statement of Sanara and that also constitutes a prospectus of MiMedx. Each of MiMedx and Sanara may also file other relevant documents with the SEC regarding the proposed transaction. This communication is not a substitute for the proxy statement/prospectus or registration statement or any other document that MiMedx or Sanara may file with the SEC. The definitive proxy statement/prospectus (if and when available) will be mailed to stockholders of Sanara. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement and proxy statement/prospectus (if and when available) and other documents containing important information about MiMedx, Sanara and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by MiMedx will be available free of charge on MiMedx’s website at https://investors.mimedx.com/. Copies will also be available at no charge at the Investors Relations section of Sanara’s website at https://ir.sanaramedtech.com/.

Participants in the Solicitation

Sanara, MiMedx and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Sanara, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Sanara’s proxy statement for its 2026 Annual Meeting of Stockholders, which was filed with the SEC on April 17, 2026. Information about the directors and executive officers of MiMedx, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in MiMedx’s proxy statement for its 2026 Annual Meeting of Stockholders, which was filed with the SEC on April 29, 2026. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Sanara and MiMedx using the sources indicated above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy any securities or a solicitation of any vote or approval with respect to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.